P--CE COMPUTERS, INC.
P.O. Box 2787
Indio, CA  92202
Phone: 760-347-7322

February 2, 2006

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re:      Registration Statement on Form SB-2 for P--CE Computers, Inc. (the “Company”)
            Initially filed on November 2, 2004 and amended on April 12, 2005
            File No. 333-120148

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registrant’s Registration Statement on Form SB-2 filed with the Commission on November 2, 2004 and as amended on April 12, 2005 (File No. 333-120148) (the “Registration Statement”).  No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time.

Thank you for your assistance in this matter.

Yours truly,

P--CE COMPUTERS, INC.

Per:   /s/ Michael Keenan

            Michael Keenan, President